MYOS CORPORATION
45 Horsehill Road, Suite 106
Cedar Knolls, New Jersey 07927

October 11, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: H. Roger Schwall

Re:	MYOS Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed September 25, 2012
File No. 333-183098

Dear Mr. Schwall:

MYOS Corporation, a Nevada corporation (the “Company”), hereby electronically transmits its response to the comment letter, dated October 3, 2012, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”) previously filed with the Commission on September 25, 2012. Amendment No. 3 to the Registration Statement (“Amendment No. 3”) has been filed with the Commission via EDGAR concurrently with the submission of this response letter reflecting certain changes thereto requested by the Staff as well as updating changes. Four clean and four marked copies of Amendment No. 3 are being sent via overnight courier to Sirimal R. Mukerjee of the Staff.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Page references noted herein are to the pages presented in the blacklined version of Amendment No. 3 submitted to the Staff.

Business, page 21

1.	We note your response to comment five in our letter dated September 11, 2012. Please provide third-party support for your added disclosure at page 22.

We will provide the supporting documents to the Staff under separate cover, accompanied by a cover letter requesting that such materials be subject to Rule 418 of the Securities Act of 1933, as amended. We advise the Staff that the Company has not commissioned any of the third-party research or reports included in the supporting documents.

2.
We note your response to comment seven in our letter dated September 11, 2012. We note your revised disclosure that you have an oral agreement with your manufacturer. Please provide a written description of such agreement, similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii) of Regulation S-K. Please refer to Regulation S-K Compliance and Disclosure Interpretation 146.04, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

U.S. Securities and Exchange Commission
October 11, 2012

Pursuant to our conversation with the Staff, we hereby advise the Staff that we do not have any agreement (written or oral) with the manufacturer of MYO-T12. While the Company is considering entering into an agreement with the manufacturer, no such agreement is currently in place. Rather, the Company orders from the manufacturer on a purchase-order by purchase-order basis. Since there is no agreement between the parties, we do not believe any disclosure is required under Item 601(b)(10) of Regulation S-K. We have revised Amendment No. 2 (pages 7 and 23) to clarify that there is no oral or written agreement between the parties.

3.
Similarly, we note your response that the agreements with your consultants were made in the ordinary course of business and are not material. Please provide a detailed analysis as to how such agreements are of the type that ordinarily accompanies the kind of business you conduct. To this end, please provide your analysis under Item 601(b)(10)(ii) of Regulation S-K as to why you do not have to file such agreements. To the extent that such agreements are of the kind not made in the ordinary course of business, please provide further analysis as to how they are not material. Please refer to Item 601(b)(10)(i) of Regulation S-K.

Pursuant to our conversation with the Staff, we hereby advise the Staff that the disclosure in the Registration Statement relating to consultants generally refers to its service providers, including legal, accounting, IT and investor relations providers. As the Company only has two full-time employees, it relies on outside third parties to conduct these functions. These providers only allocate a small portion of their time to the Company’s matters. The agreements with these service providers are engagement agreements that set the parameters of their relationship and are of the type that ordinarily accompany the type of business the Company’s conducts. These service providers and vendors assist the Company in developing new business, preparing financial statements and SEC filings and interacting with the Company’s shareholders and the public. We believe that many public companies, particularly smaller companies such as the Company, rely on similar services providers and vendors for these functions. Accordingly, we believe these agreements fall within the exclusion for ordinary course of business set forth in Item 601(b)(10)(ii) of Regulation S-K and not any of the exclusions thereunder.

Directors, Executive Officers and Corporate Governance, page 24

4.	We note your response to comment eight in our letter dated September 11, 2012. Please file the executed versions of each of the advisory board agreements or tell us why you do not need to.

We do not believe the Company is required to file executed versions of each of the advisory board agreements. We hereby advise the Staff that members of the advisory board are not directors or officers of the Company and do have any fiduciary duties to the Company or its stockholders. Rather, their role is to provide unbiased advice to the Company on scientific matters. We believe the advisory board agreements are of the type that ordinarily accompany the type of business the Company’s conducts since the advisory board members advise us on science and medical health issues, medical conditions and health care trends as they relate to our current and future products. Accordingly, we believe these agreements fall within the exclusion for ordinary course of business set forth in Item 601(b)(10)(ii) of Regulation S-K and not any of the exclusions thereunder.  Although the Company does not believe that these agreements are material, the Company has, in response to the Staff’s earlier comment, previously filed the form of advisory board agreement so investors can be informed of the applicable terms and conditions. However, we do not believe that filing each individual agreement would provide any further benefit to investors.

U.S. Securities and Exchange Commission
October 11, 2012

Executive Compensation, page 28

5.
We note your response to comments nine and ten in our letter dated September 11, 2012, and reissue the comments in part. Please expand your disclosure to comply fully with Item 402(o) of Regulation S-K. In this regard, we note that it does not appear that you have provided any narrative disclosure with respect to Mr. Colker or Ms. Mathers. Please also file as an exhibit the employment agreement, as amended, you entered into with Mr. Berstein. In addition, with respect to your consulting agreement with Mr. Bernstein, please provide your analysis under Item 601 of Regulation S-K as to why you do not believe it needs to be filed. We also refer to comment three herein.

We hereby advise the Staff that Ms. Mathers did not have an employment agreement with the Company and did not receive any compensation from the Company. We do not believe we are required to file Mr. Bernstein’s consulting agreement since the consulting agreement provides that he will provide certain marketing, advertising and similar services to the Company. As these are services that ordinarily accompany the type of business the Company conducts (as noted in our response to comment three above), we believe this agreement falls within the exclusion for ordinary course of business set forth in Item 601(b)(10)(ii) of Regulation S-K but not any of the exclusions thereunder.  In addition, we hereby advise the Staff that the consulting agreement with Mr. Bernstein terminates on October 31, 2012. Except for the foregoing, we have revised Amendment No. 2 (pages 29 and II-5) in response to the Staff’s comment.

* * **

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact the undersigned or our legal counsel Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

/s/ Peter Levy
Peter Levy

Enclosures

cc:           Ellenoff, Grossman & Schole LLP
Seligson & Giannattasio, LLP